As filed with the Securities and Exchange Commission on December 29, 2017

REGISTRATION NO. 333-221608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY LATIN AMERICA LTD.

(Exact name of Registrant as specified in its charter)

Bermuda	4841	98-1386359
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification code number)	(I.R.S. Employer Identification No.)

Clarendon House,

2 Church Street,

Hamilton HM 11, Bermuda

(441) 295-5950

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bryan H. Hall

President

Liberty Latin America Ltd.

c/o Liberty Global plc

Griffin House

161 Hammersmith Road

London W6 8BS

United Kingdom

+44.308.483.6449 or 303.220.6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert W. Murray Jr. Renee L. Wilm Beverly B. Reyes Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500	George Casey Robert Katz Harald Halbhuber Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Jeremy Kutner Shearman & Sterling (London) LLP 9 Appold Street London, EC2A 2AP United Kingdom +44.20.7655.5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after all conditions to the transactions registered hereby have been satisfied or waived, as applicable.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☒ Registration Number: 333-221608

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 amends the Registration Statement on Form S-1 of Liberty Latin America Ltd. (the “Registrant”) (Registration No. 333-221608), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on December 12, 2017.

At 5:00 p.m. New York City time, today (the “Distribution Date”) (i) Liberty Global plc (“Liberty Global”), the current parent company of the Registrant, will distribute to the holders of its LiLAC ordinary shares all of the Registrant’s common shares and (ii) immediately following the distribution, the LiLAC ordinary shares will be redesignated as deferred shares (with virtually no economic rights) and those deferred shares will be transferred for no consideration to a third-party designee, in each case, in accordance with the Liberty Global articles of association and applicable law (such transactions collectively, the “Split-Off”). Pursuant to the Split-Off, Liberty Global will distribute to holders of its LiLAC ordinary shares, as a dividend, (i) one Class A common share of the Registrant for each Class A LiLAC ordinary share, (ii) one Class B common share of the Registrant for each Class B LiLAC ordinary share and (iii) one Class C common share of the Registrant for each Class C LiLAC ordinary share, in each case, held by such holder as of the Distribution Date. As a result of the Split-Off, the Registrant will be separated from Liberty Global and become a separate publicly traded company.

This Post-Effective Amendment No. 1 is being filed for the purposes of: (i) replacing Exhibit 2.1: Form of Reorganization Agreement by and between Liberty Global and the Registrant, previously filed with the Registration Statement, with a final, executed version of Exhibit 2.1; (ii) replacing Exhibit 8.1: Form of Opinion of Shearman & Sterling LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1; (iii) filing Exhibit 10.6: Form of Facilities Sharing Agreement between Liberty Global, Inc. and LiLAC Communications Inc.; (iv) filing Exhibit 10.7: Form of Sublease between Liberty Global, Inc. and LiLAC Communications Inc.; and (v) updating Item 16 of Part II of the Registration Statement. The Registration Statement is hereby amended, as appropriate, to reflect the replacement or filing, as applicable, of such exhibits.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit Number	Exhibit Description

2.1	Reorganization Agreement, dated as of December 29, 2017, by and between Liberty Global plc and the Registrant.

3.1	Memorandum of Association of the Registrant.*

3.2	Form of Bye-laws of the Registrant to be in effect at the time of the Split-Off.*

3.3	Form of Memorandum of Increase of Share Capital of the Registrant to be in effect at the time of the Split-Off.*

4.1	Specimen Certificate for shares of Class A common shares, par value $.01 per share, of the Registrant.*

4.2	Specimen Certificate for shares of Class B common shares, par value $.01 per share, of the Registrant.*

4.3	Specimen Certificate for shares of Class C common shares, par value $.01 per share, of the Registrant.*

Exhibit Number	Exhibit Description
4.4	Indenture dated August 5, 2015, among Sable International Finance Limited as Issuer, each of the Guarantors a party thereto, Deutsche Bank Trust Company Americas as Trustee, Principal Paying Agent, Registrar and Transfer Agent and Deutsche Bank Luxembourg, S.A. as Luxembourg Paying Agent and (Regulation S) Transfer Agent (incorporated by reference to Exhibit 4.3 to Liberty Global’s Current Report on Form 8-K filed May 20, 2016 (File No. 001-35961) (the May 2016 8-K)).

4.5	First Supplemental Indenture dated November 23, 2015 among Sable International Finance Limited as Issuer, each of the Guarantors a party thereto, and Deutsche Bank Trust Company Americas as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 4.4 to the May 2016 8-K).

4.6	Indenture dated January 24, 2014, between VTR Finance B.V., The Bank of New York Mellon, London Branch, as Trustee and Security Agent, and The Bank of New York Mellon as Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed January 24, 2014 (File No. 001-35961)).

4.7	Indenture dated August 16, 2017, among C&W Senior Financing Designated Activity Company as Issuer, The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Security Trustee and The Bank of New York Mellon as Paying Agent, Transfer Agent and Registrar in New York, relating to $700.0 million aggregate principal amount of 6.875% senior notes due 2027 (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed August 16, 2017 (File No. 001-35961)).

5.1	Opinion of Conyers Dill & Pearman Limited as to the legality of the securities being registered.*

8.1	Opinion of Shearman & Sterling LLP regarding certain tax matters.

10.1	Form of Liberty Latin America 2018 Incentive Plan.*

10.2	Form of Liberty Latin America 2018 Nonemployee Director Incentive Plan.*

10.3	Form of Liberty Latin America Transitional Share Conversion Plan.*

10.4	Form of Tax Sharing Agreement between the Registrant and Liberty Global plc.*

10.5	Form of Services Agreement by and between the Registrant and Liberty Global B.V.*

10.6	Form of Facilities Sharing Agreement between Liberty Global, Inc. and LiLAC Communications Inc.

10.7	Form of Sublease between Liberty Global, Inc. and LiLAC Communications Inc.

10.8	Employment Agreement, dated as of November 1, 2017 by and among the Registrant, LiLAC Communications Inc. and Balan Nair.*

10.9	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*

10.10	Credit Agreement dated May 16, 2016, among LGE Coral Holdco Limited, Sable International Finance Limited, Coral-US Co-Borrower LLC, The Bank of Nova Scotia as Administrative Agent, L/C Issuer and Swing Line Lender and First Caribbean International Bank (Bahamas) Limited, BNP Paribas Fortis SA/NV and Royal Bank of Canada as Alternative L/C Issuers (incorporated by reference to Exhibit 4.1 to the May 2016 8-K).

Exhibit Number	Exhibit Description
10.11	Joinder Agreement dated October 7, 2016, among Sable International Finance Limited and Coral-US Co-Borrower LLC as Borrowers, the other Guarantors party thereto, The Bank of Nova Scotia as Administrative Agent and Security Trustee, and the financial institutions party thereto as Revolving Credit Lenders (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed October 13, 2016 (File No. 001-35961)).

10.12	Joinder Agreement dated November 18, 2016, among Sable International Finance Limited and Coral US Co-Borrower LLC as Borrowers, the other Guarantors party thereto, The Bank of Nova Scotia, as Administrative Agent and Security Trustee, and the financial institutions party thereto as Additional Term B-1B Facility Lenders (as defined therein) under the Coral Credit Agreement (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed November 23, 2016 (File No. 001-35961)).

10.13	Amended and Restated First Lien Credit Agreement dated as of July 7, 2014, among Liberty Puerto Rico, the Guarantors party thereto from time to time, The Bank of Nova Scotia, as Administrative Agent, each lender from time to time party thereto and Scotiabank de Puerto Rico as L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed July 2, 2015 (File No. 001-35961) (the July 2015 8-K)).

10.14	Amended and Restated Second Lien Credit Agreement dated as of July 7, 2014, among Liberty Puerto Rico, the Guarantors party thereto from time to time, The Bank of Nova Scotia as Administrative Agent, and each lender from time to time party thereto (incorporated by reference to Exhibit 4.2 to the July 2015 8-K).

10.15	Additional Term B-1 Facility Joinder Agreement dated as of June 1, 2015, among Liberty Puerto Rico, The Bank of Nova Scotia as Administrative Agent and Collateral Agent and the Additional Term B-1 Facility Lenders party thereto (incorporated by reference to Exhibit 4.3 to the July 2015 8-K).

10.16	Additional Term B-2 Facility Joinder Agreement dated as of June 1, 2015, among Liberty Puerto Rico, The Bank of Nova Scotia as Administrative Agent and Collateral Agent and the Additional Term B-2 Facility Lenders party thereto (incorporated by reference to Exhibit 4.4 to the July 2015 8-K).

10.17	Additional Facility Joinder Agreement dated May 23, 2017 and entered into between, among others, Sable International Finance Limited, Coral-US Co-Borrower LLC and The Bank of Novia Scotia as Administrative Agent and Security Trustee (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed June 2, 2017 (File No. 001-35961) (the June 2017 8-K)).

10.18	Refinancing Amendment Agreement dated as of May 23, 2017 and entered into between, among others, Sable International Finance Limited, Coral-US Co-Borrower LLC and The Bank of Nova Scotia as Security Trustee, Administrative Agent, Swing Line Lender and L/C Issuer and the Revolving Consenting Lenders (as defined therein) (incorporated by reference to Exhibit 4.2 to the June 2017 8-K).

10.19	Amendment and Restatement Agreement dated as of May 23, 2017 and entered into between, among others, Sable International Finance Limited, Coral-US Co-Borrower LLC and The Bank of Nova Scotia as Security Trustee, Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 4.3 to the June 2017 8-K).

Exhibit Number	Exhibit Description
10.20	Additional Facility Joinder Agreement dated July 24, 2017 and entered into between, among others, Sable International Finance Limited, Coral-US Co-Borrower LLC and The Bank of Nova Scotia (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed July 28, 2017 (File No. 001-35961)).

21.1	List of Subsidiaries.*

23.1	Consent of KPMG LLP (U.S.).*

23.2	Consent of KPMG Auditores Consultores Ltda.*

23.3	Consent of KPMG LLP (U.K.).*

23.4	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).*

23.5	Consent of Shearman & Sterling LLP (included in Exhibit 8.1).

24.1	Power of Attorney.*

99.1	Form of Exchange Form.*

* Previously filed.

(b) Financial Statement Schedules.

(b)(1)	Financial Statements

Previously included in pre-effective Amendment No. 1 to the Registration Statement:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, state of Colorado, on December 29, 2017.

LIBERTY LATIN AMERICA LTD.

By:	/s/ Bryan H. Hall
Name:	Bryan H. Hall
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bryan H. Hall	President (Principal Executive Officer) and Director	December 29, 2017
Bryan H. Hall

*	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	*
Jason R. Waldron

/s/ John M. Winter	Director	December 29, 2017
John M. Winter

*By:	/s/ John M. Winter	December 29, 2017
John M. Winter
Attorney-in-Fact